EXHIBIT 99.1

Centerra Gold Reports First Quarter 2026 Results; Strong Free Cash Flow Drives Increased Cash Balance, Supporting Self-Funded Growth Strategy and Shareholder Returns

This news release contains forward-looking information about expected future events that is subject to risks and assumptions set out in the “Cautionary Statement on Forward-Looking Information” below. All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, April 29, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its first quarter 2026 operating and financial results.

President and CEO, Paul Tomory, commented, “Centerra delivered a strong start to the year, with production performing in line with plan across our operations. Mount Milligan delivered results consistent with our recently published Pre-Feasibility Study and full-year guidance, while Öksüt delivered a strong quarter driven by higher than planned grades, supporting robust free cash flow generation across both sites. Our financial position strengthened this quarter, with our cash balance increasing to $543 million. This was achieved while we continued to invest in our internal growth pipeline, built working capital at Langeloth, and returned $33 million to shareholders through share buybacks and dividends in the quarter.”

Paul Tomory continued, “We remain focused on advancing our disciplined, self-funded growth strategy, leveraging the strength of our balance sheet and cash flow generation. In the first quarter, we announced the results of the Kemess Preliminary Economic Assessment, highlighting the long-term potential of the project which remains a cornerstone of our future growth pipeline. We also continue to progress key initiatives across our portfolio, including delivering on the Mount Milligan Pre-Feasibility Study, ongoing development work at both Thompson Creek and Goldfield, which are expected to achieve first production in mid-2027 and late 2028, respectively, and the Life of Mine Optimization study at Öksüt which is expected by the end of 2026. Together, these growth projects position Centerra to deliver sustainable value for shareholders over the long term.”

First Quarter 2026 Highlights

Operations

  Production: In the first quarter 2026, consolidated gold production was 68,001 ounces, including 29,572 ounces from the Mount Milligan Mine (“Mount Milligan”) and 38,429 ounces from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 14.2 million pounds.
  Sales: First quarter 2026 gold sales were 72,935 ounces at an average realized gold price of $4,172 per ounce and copper sales were 14.9 million pounds at an average realized copper price of $4.48 per pound. The average realized gold and copper prices include the impact of the Mount Milligan streaming agreement with RGLD Gold AG and Royal Gold, Inc. (collectively “Royal Gold”).
  Costs: First quarter 2026 consolidated gold production costs were $1,649 per ounce and all-in sustaining costs (“AISC”) on a by-product basisNG were $1,705 per ounce. Recent increases in diesel prices did not have a material impact on Centerra’s costs in the first quarter. The diesel price volatility may impact costs in 2026, however, at current price levels, any such impact is not expected to be material.
  Capital expendituresNG: First quarter 2026 additions to property, plant, and equipment (“PP&E”) and capital expendituresNG were $101.6 million and $69.4 million, respectively. Sustaining capital expendituresNG in the first quarter 2026 were $12.6 million mainly related to construction at the existing tailings storage facility (“TSF”) at Mount Milligan. Non-sustaining capital expendituresNG in the first quarter were $56.8 million related mainly to the development of the Thompson Creek Mine (“Thompson Creek”).

Financial

  Net earnings: First quarter 2026 net earnings were $79.4 million, or $0.40 per share, and adjusted net earningsNG were $88.2 million or $0.44 per share. Key adjustments to net earnings, net of tax, include $24.5 million of unrealized loss on the financial assets related to an agreement with RGLD Gold AG dated February 13, 2024 to increase cash payments for Mount Milligan’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”), and $16.1 million of unrealized gain on the re-measurement of the sale of the Greenstone Gold Mines Partnership in 2021. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Cash provided by operating activities and free cash flowNG: In the first quarter 2026, cash provided by operating activities was $120.1 million and free cash flowNG was $49.0 million. This includes $124.6 million of cash provided by mine operations and $105.8 million of free cash flowNG at Mount Milligan and $133.9 million of cash provided by mine operations and $132.4 million of free cash flowNG at Öksüt. This was partially offset by capital expendituresNG at Thompson Creek.
  Cash and cash equivalents: As at March 31, 2026, total liquidity was $943.5 million, comprised of a cash balance of $543.5 million and $400.0 million available under an undrawn corporate credit facility.
  Returning capital to shareholders: Under Centerra’s normal course issuer bid (“NCIB”) program, the Company repurchased 1,253,900 common shares in the first quarter 2026, for total consideration of $22.5 million. Centerra believes that the NCIB provides the Company with flexibility to strategically deploy cash in line with its capital allocation priorities, subject to market conditions, while maintaining the financial capacity to invest in future growth. A quarterly dividend of C$0.07 per common share was declared for a total of $10.1 million in the first quarter.

Strategic Growth Initiatives

  Kemess Preliminary Economic Assessment (“PEA”) demonstrates the potential to become Centerra’s second long-life gold-copper asset in British Columbia: In January 2026, Centerra published an updated mineral resource and the results of a PEA for the Kemess project (“Kemess”), reinforcing its potential as a significant, large-scale gold-copper development project. Located in the highly attractive Toodoggone region in British Columbia, and unencumbered by a gold or copper stream, the Kemess PEA shows strong economics and the project is well positioned to complement Mount Milligan as a cornerstone asset within Centerra’s portfolio. Work is underway on a Pre-Feasibility Study (“PFS”), expected in 2027, supporting the progression of Kemess within the Company’s development pipeline.
  Mount Milligan Life of Mine (“LOM”) extension to 2045 reinforces its position as a long-term cornerstone asset: The September 2025 PFS extended the mine life to 2045 and outlined a disciplined, fully funded growth capital plan. The study showed robust economics and highlights Mount Milligan’s attractive cost structure, long-term operating plan and continued exploration potential. In January 2026, Mount Milligan received permits to allow for the continuation of its operations through 2035, including a 10% expansion in plant throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility.
  Goldfield Project advancement supports near-term gold exposure and production growth: Centerra continues to advance development and construction activities at the Goldfield Project (“Goldfield”). The project is expected to deliver a streamlined, low-risk development path and complement Centerra’s existing operations while contributing to the Company’s near-term growth profile. Early works, procurement and initial development activities are progressing on plan, supporting advancement towards first production in late 2028.

Events Subsequent to Quarter End

  Langeloth Metallurgical Facility (“Langeloth”) provisionally resumes operations; Commissioning progressing with additional testing required: Operations at Langeloth have provisionally resumed in April 2026 following the temporary suspension on January 29, 2026. During the restart, the Company identified items requiring additional testing and validation, which is typical of bringing a processing facility back to stable operations, and commissioning continues to progress. A total of $1.9 million for repairs was incurred in the first quarter of 2026, including both expensed and capitalized costs, with the remaining costs expected to be incurred over the balance of the year, in line with the total estimated repair costs of $5 to $10 million. A $73 million investment in working capital was made at Langeloth in the first quarter related to building inventory during the temporary shutdown of operations. This investment is not expected to unwind in the near term as the Company plans to hold higher inventory levels through 2026 while operations and shipments normalize and as Langeloth ramps up production as part of its commercial optimization plan. Centerra expects to publish 2026 operating guidance for Langeloth with its second quarter 2026 results.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2026	2025	% Change
Financial Highlights
Revenue	484.7	299.5	62%
Production costs	254.2	198.9	28%
Depreciation, depletion, and amortization ("DDA")	32.9	24.1	37%
Earnings from mine operations	197.6	76.5	158%
Net earnings	79.4	30.5	160%
Adjusted net earnings(1)	88.2	26.4	234%
Adjusted EBITDA(1)	169.7	75.8	124%
Cash provided by operating activities	120.1	58.6	105%
Free cash flow(1)	49.0	10.0	390%
Additions to property, plant and equipment (“PP&E”)	101.6	68.1	49%
Capital expenditures - total(1)	69.4	46.9	48%
Sustaining capital expenditures(1)	12.6	18.0	(30)%
Non-sustaining capital expenditures(1)	56.8	28.9	97%
Net earnings per common share - $/share basic(2)	0.40	0.15	167%
Adjusted net earnings per common share - $/share basic(1)(2)	0.44	0.13	238%
Operating highlights
Gold produced (oz)	68,001	59,379	15%
Gold sold (oz)	72,935	61,132	19%
Average market gold price ($/oz)	4,875	2,860	70%
Average realized gold price ($/oz )(3)	4,172	2,554	63%
Copper produced (000s lbs)	14,151	11,647	21%
Copper sold (000s lbs)	14,872	12,141	22%
Average market copper price ($/lb)	5.83	4.24	38%
Average realized copper price ($/lb)(3)	4.48	3.80	18%
Molybdenum roasted (000 lbs)	1,285	3,034	(58)%
Molybdenum sold (000s lbs)	3,707	4,244	(13)%
Average market molybdenum price ($/lb)	25.73	20.53	25%
Average realized molybdenum price ($/lb)(3)	26.11	21.59	21%
Unit costs
Gold production costs ($/oz)(4)	1,649	1,271	30%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,705	1,491	14%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,121	1,742	22%
Copper production costs ($/lb)(4)	2.23	2.23	0%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.44	2.54	(4) %

(1)   Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)   As at March 31, 2026, the Company had 199,016,241 common shares issued and outstanding.
(3)   This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled
(4)   All per unit costs metrics are expressed on a metal sold basis.

2026 Guidance – Gold and Copper Assets

	Units	2026 Guidance			Three Months Ended March 31, 2026
Production
Total gold production(1)	(koz)	250	-	280	68
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	30
Öksüt Mine	(koz)	110	-	125	38
Total copper production(2)(3)(4)	(Mlb)	50	-	60	14
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,649
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,762
Öksüt Mine	($/oz)	1,650	-	1,750	1,547
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,705
Mount Milligan Mine(4)	($/oz)	1,200	-	1,300	1,060
Öksüt Mine	($/oz)	1,850	-	1,950	1,653
Capital Expenditures
Additions to PP&E	($M)	175	-	220	44.5
Mount Milligan Mine	($M)	130	-	150	33.1
Öksüt Mine	($M)	10	-	20	3.2
Goldfield Project	($M)	30	-	40	6.6
Kemess Project	($M)	5	-	10	1.6
Total Capital ExpendituresNG	($M)	155	-	200	28.3
Sustaining Capital ExpendituresNG	($M)	85	-	105	12.3
Mount Milligan Mine	($M)	80	-	90	10.8
Öksüt Mine	($M)	5	-	15	1.5
Non-sustaining Capital ExpendituresNG	($M)	70	-	95	16.0
Mount Milligan Mine	($M)	35	-	45	7.8
Goldfield Project	($M)	30	-	40	6.6
Kemess Project	($M)	5	-	10	1.6
Other Items
Current income tax and BC mineral tax expense(1)	($M)	111	-	133	51.3
Mount Milligan Mine	($M)	6	-	8	3.9
Öksüt Mine	($M)	105	-	125	47.3
Depreciation, depletion and amortization	($M)	90	-	110	31.8
Mount Milligan Mine	($M)	40	-	50	15.5
Öksüt Mine	($M)	50	-	60	16.3
Evaluation Costs	($M)	18	-	25	3.8
Care and Maintenance - Kemess Project	($M)	13	-	15	3.4
Corporate and administration costs(6)	($M)	29	-	33	12.5

(1)   Consolidated Centerra figures.
(2)   The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,500 per ounce of gold and $5.00 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper price for 2026 would be $3,077 per ounce and $4.20 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
(3)   Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 62.8% achieved in Q1 2026. Copper production for 2026 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 73.7% achieved in Q1 2026.
(4)   Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
(5)   Units noted as ($/oz) relate to gold ounces.

2026 Guidance – US Moly

	Units	2026 Guidance			Three Months Ended March 31, 2026
Capital Expenditures
Additions to PP&E	($M)	205	-	235	56.7
Thompson Creek Mine	($M)	205	-	235	56.7
Total capital expendituresNG	($M)	190	-	220	40.8
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	190	-	220	40.8

2026 Guidance – Global Exploration and Evaluation Projects

	Units	2026 Guidance			Three Months Ended March 31, 2026
Project Exploration and Evaluation Costs
Exploration Costs	($M)	40	-	50	8.6
Brownfield Exploration	($M)	20	-	25	2.6
Greenfield and Generative Exploration	($M)	20	-	25	6.0

Mount Milligan

Mount Milligan produced 29,572 ounces of gold in the first quarter of 2026, representing approximately 20% of full-year guidance, and in line with the production profile previously outlined, and 14.2 million pounds of copper. This was in line with the recently announced PFS mine plan and on track with full year 2026 guidance. During the quarter, a total of 12.3 million tonnes were mined from phases 5, 7 and 10 of the open pit. Process plant throughput was 4.9 million tonnes, averaging 54,039 tonnes per day. Gold sales were 34,515 ounces and copper sales were 14.9 million pounds. Gold and copper sales exceeded production in the quarter, reflecting the impact of weather-related logistics disruptions towards the end of December 2025 that deferred sales into 2026. As previously disclosed, gold production and sales are expected to be higher in the second and third quarters of 2026, reflecting planned mine sequencing.

Gold production costs in the first quarter 2026 were $1,762 per ounce. AISC on a by-product basisNG was $1,060 per ounce benefiting from higher by-product credits driven by elevated copper and silver prices. Recent increases in diesel prices did not have a material impact on Mount Milligan’s cost structure in the first quarter of 2026.

Sustaining capital expendituresNG at Mount Milligan in the first quarter of 2026 were $10.8 million, focused on the existing TSF dam construction. Non-sustaining capital expendituresNG in the first quarter of 2026 were $7.8 million.

In the first quarter of 2026, Mount Milligan generated $124.6 million of cash flow from mine operations and free cash flowNG of $105.8 million.

In September 2025, Centerra announced the results of a PFS for Mount Milligan which extends the LOM by approximately 10 years to 2045, supported by an optimized mine plan. The study outlines disciplined non-sustaining capital expendituresNG of approximately $186 million, most of which are not required until the early-to-mid-2030s, all fully funded from available liquidity and future cash flow from operations. The PFS reaffirms Mount Milligan’s strong economics, with an after-tax NPV5% of approximately $1.5 billion at long-term gold and copper price assumptions of $2,600 per ounce and $4.30 per pound, respectively, increasing to approximately $3.6 billion at commodity prices of $4,500 per ounce gold and $6.00 per pound copper. Mount Milligan remains a strategic cornerstone asset in Centerra’s portfolio, with 20 years of mine life, meaningful gold and copper production, strong cash flow generation, and significant opportunity for future exploration potential in a top tier mining jurisdiction. For additional details, refer to the news release published on September 11, 2025 titled “Centerra Gold’s Mount Milligan PFS Outlines Mine Life to 2045, Delivering Growth with a Fully Funded, Disciplined $186 Million Growth Capital Plan”.

In January 2026, Mount Milligan received an amended environmental assessment certificate and all related permits to allow for the continuation of operations through 2035. These authorizations included a 10% expansion in plant throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility.

Öksüt

Öksüt produced 38,429 ounces of gold in the first quarter of 2026, higher than planned due to higher than expected grades. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit. A total of 3.1 million tonnes of ore and waste were mined in the quarter and 1.0 million tonnes were stacked at an average grade of 1.23 g/t. Full year 2026 production guidance at Öksüt remains in the range of 110,000 to 125,000 ounces, with production in the remaining quarters of 2026 expected to be more evenly weighted and lower than first quarter production.

At Öksüt, gold production costs and AISC on a by-product basisNG for the first quarter 2026 were $1,547 per ounce and $1,653 per ounce, respectively. AISC on a by-product basisNG was lower compared to last quarter driven by higher gold ounces produced and sold, and lower sustaining capital expendituresNG, partially offset by higher royalty expense per ounce due to higher gold prices.

In the first quarter 2026, sustaining capital expendituresNG at Öksüt were $1.5 million.

Öksüt delivered cash flow from mine operations of $133.9 million and free cash flowNG of $132.4 million in the first quarter of 2026.

In the second quarter of 2026, approximately $45 to $50 million of current income tax, inclusive of withholding tax, is expected to be paid at Öksüt. Additionally, the annual Turkish government royalty payment will be made in the second quarter 2026, which is expected to be approximately $45 to $50 million. Together, these cash payments will require a cash outflow in the second quarter of approximately $90 to $100 million, assuming current exchange rates.

Centerra has initiated a Life of Mine Optimization study at Öksüt to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization, outside of the current reserve pit, into the mine plan. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which may enhance residual metal extraction efficiency. The study is expected to be completed by the end of 2026 and will support updates to the mine’s long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

US Moly

US Moly used $75.4 million of cash in operations and recorded a free cash flow deficitNG of $116.5 million, in the first quarter of 2026, reflecting capital spending on the restart of Thompson Creek and working capital increases at Langeloth due to an increase in inventory on hand.

Thompson Creek Mine

The restart of Thompson Creek is advancing, with approximately 38% of the infrastructure refurbishment complete, with advancements in fabrication of critical components, site preparation, conveyor refurbishment, leach area and structural repairs, cyclone relining, motor and gearbox refurbishment and control system upgrades. In the first quarter of 2026, non-sustaining capital expendituresNG were $40.8 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have totaled $204.6 million.

The project remains in line with the total capital estimate of $425 to $450 million and is on track for first production in mid-2027.

Langeloth

Operations at Langeloth have provisionally resumed in April 2026 following the temporary suspension on January 29, 2026. During the restart, the Company identified items requiring additional testing and validation, which is typical of bringing a processing facility back to stable operations, and commissioning continues to progress. A total of $1.9 million for repairs was incurred in the first quarter of 2026, including both expensed and capitalized costs, with the remaining costs expected to be incurred over the balance of the year, in line with the total estimated repair costs of $5 to $10 million. Centerra expects to publish 2026 operating guidance for Langeloth with its second quarter 2026 results.

In the first quarter of 2026, Langeloth roasted and sold 1.3 million pounds and 3.7 million pounds of molybdenum, respectively, and recorded negative adjusted EBITDANG of $2.7 million and used $75.4 million of cash flow from operations, primarily related to an increase in working capital due to higher inventories.

A $73 million investment in working capital was made at Langeloth in the first quarter of 2026, primarily related to building inventory during the temporary shutdown of operations. This investment is not expected to unwind in the near term as the Company plans to hold higher inventory levels through 2026 while operations and shipments normalize, and as Langeloth ramps up production as part of its commercial optimization strategy.

Goldfield Project

Centerra continued to advance Goldfield development activities, with engineering and early mobilization efforts progressing as planned, and field campaigns have been completed to support the advancement of detailed engineering. In the first quarter, Goldfield received the water rights transfers, representing another milestone as the project advances towards operations. The Company continues to progress the remaining permits and remains confident in the overall permit process.

Non-sustaining capital expendituresNG at Goldfield in the first quarter of 2026 were $6.6 million.

In August 2025, Centerra completed a technical study of the Goldfield project in Nevada, showing robust project economics, and proceeded to advance with development and construction activities. The Project’s initial capital cost is estimated at $252 million, including approximately $40 million in pre-production stripping and other costs. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028. For additional details on Goldfield, refer to the news release published on August 6, 2025 titled “Centerra Gold Announces Attractive Economics on the Goldfield Project; Proceeding with Project Development and Construction Activities”.

Kemess Project

In January 2026, Centerra published an updated mineral resource and the results of a PEA for the Kemess project in British Columbia, showing robust economics including an after-tax NPV5% of $1.1 billion and an after-tax IRR of 16%, using long-term pricing of $3,000 per ounce of gold and $4.50 per pound of copper. The PEA mineral inventory of over 2.3 million ounces of contained gold and 851 million pounds of contained copper represents approximately 47% of the total indicated and inferred resource tonnes, providing Kemess with strong leverage to rising metal prices, with further upside potential as ongoing exploration advances resource growth and confidence. At commodity prices of approximately $4,500 per ounce of gold and $6.00 per pound of copper, the after-tax NPV5% increases to $2.8 billion and the IRR increases to 29%. The Kemess PEA outlines a development approach in which open pit mining begins first, followed by the start of underground production approximately two years later. This approach supports strong economics, including an initial 15-year mine life with average annual production of 171,000 ounces of gold and 61 million pounds of copper, at an AISC on a by-product basisNG of $971 per ounce. Kemess has the scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset. Importantly, Kemess is unencumbered by a gold or copper stream, positioning the project to deliver stronger economics and greater value creation for Centerra. The Company continues to advance work on the Kemess PFS, which is expected in 2027. For additional details, refer to the news release published on January 19, 2026 titled “Centerra Gold’s Kemess Preliminary Economic Assessment Highlights Strong Economics that Support the Company’s Long-Term Growth Pipeline”.

First Quarter 2026 Operating and Financial Results Webcast and Conference Call

Centerra invites you to join its first quarter 2026 conference call on Thursday, April 30, 2026, at 9:00 a.m. Eastern Time. Details for the webcast and conference call are included below.

Webcast

  Participants can access the webcast at the following webcast link.
  An archive of the webcast will be available until the end of day on July 30, 2026.

Conference Call

  Participants can register for the conference call at the following registration link.
  Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-833-821-3536 or 647-846-2628. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day May 30, 2026. The recording can be accessed by dialing 1-855-669-9658 or 412-317-0088 and using the access code 2330720. In addition, the webcast will be archived on Centerra’s website at: https://www.centerragold.com/investor-relations/events-and-presentations/.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the three months ended March 31, 2026, that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra
Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, life of mine, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; statements concerning the Company’s equity investment portfolio and its valuation; the timing of the resumption of operations at the Langeloth Metallurgical Facility following the temporary suspension in January 2026 and the financial or operational impact of such incident; the timing of construction, permitting and first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the ability for Goldfield to provide a streamlined, low-risk development path and the timing of first production; the ability of the Company to deliver on the Mount Milligan Pre-Feasibility Study; the future success of Kemess and its ability to complement Mount Milligan as a cornerstone asset; the timing and results of the Kemess Pre-Feasibility Study; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the results and timing of the Life of Mine Optimization Study at Öksüt; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; risks related to geopolitical instability, including ongoing conflicts in the Middle East and elsewhere, which may adversely affect global economic conditions, commodity prices, energy costs, supply chains and transportation routes; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding or potential litigation, tax audits, examinations and other administrative or regulatory proceedings affecting the Company; the risk of claims, investigations or proceedings arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; risk relating to permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations as well as any potential regulatory or permitting risks arising out of Langeloth’s restart and commissioning; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments and equity investment portfolio; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns, including the risk of further breakdowns, performance issues during the restart and commissioning of the Langeloth facility; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Other Information

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource, has reviewed and approved the scientific and technical information contained in this news release. Mr. Adofo is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended March 31, 2026, 790 and 790 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
  Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
  Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
  On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
  Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
  Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
  Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
  Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2026	2025	2026	2025	2026	2025
Production costs attributable to gold	120.2	77.7	60.8	50.7	59.4	27.0
Production costs attributable to copper	33.2	27.1	33.2	27.1	—	—
Total production costs excluding US Moly segment, as reported	153.4	104.8	94.0	77.8	59.4	27.0
Adjust for:
Third party smelting, refining and transport costs	1.1	2.6	2.4	2.4	(1.3)	0.2
By-product and co-product credits	(73.6)	(48.7)	(73.6)	(48.7)	—	—
Adjusted production costs	80.9	58.7	22.8	31.5	58.1	27.2
Corporate general administrative and other costs	12.6	9.6	—	0.2	0.1	0.1
Share-based compensation costs	11.7	0.8	—	—	—	—
Reclamation and remediation - accretion (operating sites)	3.8	2.4	0.5	0.6	3.3	1.8
Sustaining capital expenditures	12.3	17.9	10.8	9.2	1.5	8.7
Sustaining lease payments	3.0	1.7	2.5	1.2	0.5	0.5
All-in sustaining costs on a by-product basis	124.3	91.2	36.6	42.7	63.5	38.3
Ounces sold (000s)	72.9	61.1	34.5	36.6	38.4	24.5
Pounds sold (millions)	14.9	12.1	14.9	12.1	—	—
Gold production costs ($/oz)	1,649	1,271	1,762	1,384	1,547	1,102
All-in sustaining costs on a by-product basis ($/oz)	1,705	1,491	1,060	1,168	1,653	1,563
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,121	1,742	1,938	1,586	1,653	1,563
Copper production costs ($/pound)	2.23	2.23	2.23	2.23	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.44	2.54	2.44	2.54	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2026	2025
Net earnings	$79.4	$30.5
Adjust for items not associated with ongoing operations:
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	24.5	1.4
Unrealized gain on sale of Greenstone Partnership	(16.1)	(6.6)
(Gain) loss on equity investments and other losses	(2.6)	0.8
Reclamation (recovery) expense at the Endako and Kemess Projects	(1.2)	4.8
Other gain(2)	(2.1)	(3.3)
Other deferred income tax adjustments(1)	6.3	(1.2)
Adjusted net earnings	$88.2	$26.4

Net earnings per share - basic	$0.40	$0.15
Net earnings per share - diluted	$0.39	$0.13
Adjusted net earnings per share - basic	$0.44	$0.13
Adjusted net earnings per share - diluted	$0.44	$0.12

(1)   Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine and a drawdown on the deferred tax asset related to the Mount Milligan Mine.
(2)   Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2026	2025
Net earnings	$79.4	$30.5
Adjustments:
Income tax expense	53.2	24.8
Depreciation, depletion and amortization	34.1	24.9
Interest income	(4.2)	(5.4)
Finance costs	4.7	3.9
Unrealized gain on sale of Greenstone Partnership	(16.1)	(6.6)
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	24.5	1.4
Reclamation (recovery) expense at the Endako and Kemess Projects	(1.2)	4.8
(Gain) loss on equity investments and other losses	(2.6)	0.8
Other gain	(2.1)	(3.3)
Adjusted EBITDA	$169.7	$75.8

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended March 31,
	2026	2025
Net loss from operations	$(3.7)	$(1.0)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	1.1
Interest Income	(0.2)	(0.1)
Finance costs	0.1	—
Adjusted EBITDA	$(2.7)	$—

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Cash provided by (used in) operating activities(1)	$120.1	$58.6	$124.6	$39.4	$133.9	$50.3	$(75.4)	$(6.0)	$(4.5)	$(1.6)	$(58.5)	$(25.1)
Deduct:
Property, plant & equipment additions(1)	(71.1)	(48.6)	(18.8)	(12.0)	(1.5)	(8.7)	(41.1)	(27.9)	(6.6)	—	(3.1)	—
Free cash flow (deficit)	$49.0	$10.0	$105.8	$27.4	$132.4	$41.6	$(116.5)	$(33.9)	$(11.1)	$(1.6)	$(61.6)	$(25.1)

(1)   As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		US Moly		Goldfield		Other
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Additions to PP&E(1)	$101.6	$68.1	$33.1	$23.7	$3.2	$11.9	$57.0	$32.4	$6.6	$—	$1.7	$0.1
Adjust for:
Costs capitalized to the ARO assets	0.3	(16.8)	1.1	(10.0)	(1.5)	(2.8)	0.7	(4.0)	—	—	—	—
Costs capitalized to the ROU assets	(27.5)	(1.3)	(15.4)	(0.9)	(0.2)	(0.4)	(11.9)	—	—	—	—	—
Costs relating to capitalized DDA	(4.1)	(2.0)	—	—	—	—	(4.1)	(2.0)	—	—	—	—
Other(2)	(0.9)	(1.1)	(0.2)	(0.5)	—	—	(0.6)	(0.5)	—	—	(0.1)	(0.1)
Capital expenditures	$69.4	$46.9	$18.6	$12.3	$1.5	$8.7	$41.1	$25.9	$6.6	$—	$1.6	$—
Sustaining capital expenditures	12.6	18.0	10.8	9.2	1.5	8.7	0.3	0.1	—	—	—	—
Non-sustaining capital expenditures	56.8	28.9	7.8	3.1	—	—	40.8	25.8	6.6	—	1.6	—

(1)   As presented in note 17 of the Company’s condensed consolidated interim financial statements.
(2)   Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2026	2025	2026	2025
Mining costs	$33.8	$32.9	$12.3	$10.5
Allocation of mining costs(1)	(4.3)	(3.6)	—	(4.9)
Milling costs	37.4	35.0	7.3	6.1
Site G&A costs	14.5	13.1	10.4	9.3
Change in inventory, royalties and other	12.6	0.4	29.4	6.0
Production costs	$94.0	$77.8	$59.4	$27.0
Ore and waste tonnes mined (000's tonnes)	12,267	11,058	3,094	3,142
Ore processed (000's tonnes)	4,864	4,732	1,022	1,011
Mining costs per tonne mined ($/tonne)	2.75	2.97	3.99	3.33
Processing costs per tonne processed ($/tonne)	7.69	7.39	7.19	6.05
Site G&A costs per tonne processed ($/tonne)	2.97	2.76	10.27	9.23
On site costs per tonne processed ($/tonne)	17.61	17.10	29.54	25.65

(1)   Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.